FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	November	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Certain RIM Executives Adopt Automatic Securities Disposition Plans	4

Document 1

November 23, 2007

Certain RIM Executives Adopt Automatic Securities Disposition Plans

Waterloo, ON – Research In Motion Limited ("RIM" or the "Company") (Nasdaq: RIMM; TSX: RIM) today announced that it has amended its Insider Trading Policy to enable its directors, officers and employees (each an "insider") to adopt automatic securities disposition plans ("ASDPs") pursuant to the United States Securities and Exchange Commission's Rule 10b5-1 ("Rule 10b5-1") and applicable Canadian provincial securities legislation, including the guidance under Ontario Securities Commission's Staff Notice 55-701 (the "Canadian Legislation").

Rule 10b5-1 and the Canadian Legislation permit insiders to adopt written ASDPs (generally referred to in the United States as "Rule 10b5-1 Plans") to sell, donate or otherwise transfer shares in the future (including upon exercise of stock options) according to the ASDP on an automatic basis regardless of any subsequent material non-public information they receive. Once an ASDP is established, the insider is not permitted to exercise any further discretion or influence over how dispositions will occur under the ASDP. RIM recognizes that insiders may have reasons unrelated to their assessment of a company or its prospects in determining to effect transactions in that company's common shares under an ASDP. These reasons might include, for example, charitable donations, tax and estate planning, retirement planning, the purchase of a home, the payment of university tuition for a child, the establishment of a trust, the balancing of assets and diversification of investments in an orderly manner, or other personal reasons. RIM also recognizes that many of its officers and employees have a substantial portion of their personal net worth represented by securities of the Company, and that a number of RIM's officers have been subject to lengthy restrictions on their ability to effect trades in RIM's common shares because of regular and special trading blackouts imposed on such officers under the Company's Insider Trading Policy and the management cease trade order (MCTO) issued by the Ontario Securities Commission in October 2006 at the Company's request.

In addition to meeting the basic requirements of Rule 10b5-1 and Canadian Legislation, RIM has established additional measures designed to conform with "best practices" relating to ASDPs. Those measures include the following: (i) ASDPs may only be adopted during a trading window; (ii) a "cooling-off" period of three months (30 days for pre-existing charitable commitments) will generally be required between the adoption of the ASDP and the first sale under the ASDP; (iii) an ASDP should generally have a duration of 12-24 months; (iv) the ASDP must contain meaningful restrictions on the ability of the insider to modify or terminate the ASDP; and (v) the ASDP should generally provide for regular sales of smaller amounts (relative to an insider's holdings) over a period of time rather than large sales during a short period of time after adoption of the ASDP. In addition, RIM's Insider Trading Policy requires all ASDPs to be pre-cleared by the Board of Directors or a designated committee thereof. The Board of Directors will also consider such other "best practices" as they exist at the time an insider adopts an ASDP and may impose such additional requirements, or grant such exceptions, as it determines are necessary or appropriate.

Following the amendment to RIM's Insider Trading Policy, the following officers of the Company have opted to establish ASDPs prior to the closing of RIM's current trading window today:

•

Jim Balsillie (Co-Chief Executive Officer) – Mr. Balsillie's ASDP provides for the donation of Cdn$38 million of common shares of RIM to certain charitable organizations and educational or research institutions, as well as the sale of Cdn$86 million of common shares of RIM over the 13-

month term of the ASDP (including in each case common shares issuable upon exercises of stock options held by Mr. Balsillie). These amounts represent a small portion of Mr. Balsillie's beneficial ownership of RIM's shares.

•

Mike Lazaridis (President and Co-Chief Executive Officer) – Mr. Lazaridis' ASDP provides for the donation of up to Cdn$75 million of common shares of RIM by Mr. Lazaridis (or companies controlled by Mr. Lazaridis) to certain charitable organizations and educational or research institutions, as well as the sale of up to Cdn$100 million of common shares of RIM over a minimum 14-month term (maximum 18-month) of the ASDP. These amounts represent a small portion of Mr. Lazaridis' beneficial ownership of RIM's shares.

•

Larry Conlee (Chief Operating Officer – Product Development and Manufacturing) – Mr. Conlee's ASDP provides for the sale of 578,500 common shares of RIM upon exercises of options held by Mr. Conlee over the 12-month term of the ASDP.

•

Dennis Kavelman (Chief Operating Officer – Administration and Operations) – Mr. Kavelman's ASDP provides for the transfer of 240,000 common shares of RIM upon the exercise of options held by Mr. Kavelman to a charitable foundation established by Mr. Kavelman and his wife and the subsequent sale of such shares by the foundation pursuant to its ASDP, as well as the sale of up to 500,000 common shares upon exercises of stock options held by Mr. Kavelman over the 18-month term of his ASDP. In addition to the options subject to the ASDPs, Mr. Kavelman has 492,000 vested and unvested RIM stock options as well as RIM shares.

•

Don Morrison (Chief Operating Officer – BlackBerry) – Mr. Morrison's ASDP provides for the donation of 95,000 common shares of RIM upon exercises of stock options held by Mr. Morrison to certain charitable organizations and a charitable foundation established by Mr. Morrison and his wife, as well as the sale of 265,000 common shares upon exercises of options held by Mr. Morrison over the 12-month term of the ASDP.

•

Karima Bawa (Vice President, Legal) – Ms. Bawa's ASDP provides for the sale of up to 275,750 common shares of RIM (including common shares issuable upon exercises of options held by Ms. Bawa) over the 12-month term of the ASDP.

•	Norm Lo (Vice President, Asia/Pacific) – Mr. Lo's ASDP provides for the sale of up to 210,000 common shares of RIM upon exercises of options held by Mr. Lo over the 13-month term of the ASDP.

•

Elizabeth Roe Pfeifer (Vice President, Organizational Development) – Ms. Roe Pfeiffer's ASDP provides for the sale of up to 50,350 common shares of RIM (including common shares issuable upon exercises of options held by Ms. Roe Pfeiffer) over the 8-month term of the ASDP. In light of the smaller number of shares to be sold by Ms. Roe Pfeiffer, RIM's Board of Directors granted Ms. Roe Pfeiffer an exemption from the requirement that the ASDP have a minimum 12-month term.

Dispositions by the insiders under their respective ASDPs will be reported in accordance with applicable Canadian securities laws (RIM's insiders are exempt from filing insider reports under U.S. securities laws) and on Forms 144 filed with the Securities and Exchange Commission by any officers or directors who sell such securities on the Nasdaq Stock Market. Each such filing will bear a notation to advise readers that the dispositions relate to an ASDP.

Other insiders of the Company may from time to time adopt ASDPs during trading windows. RIM will issue a press release to announce the adoption of any other ASDPs by its directors or officers.

As previously announced, in May 2007, RIM completed a management-initiated review of its historical stock option granting practices, which resulted in a restatement of its previously filed U.S. GAAP financial statements. The section of RIM's MD&A for fiscal 2007 titled "Explanatory Note Regarding the Restatement of Previously Issued Financial Statements" describes the background, scope and findings of the internal review of stock option practices that was completed by a Special Committee of RIM's Board of Directors, summarizes the accounting impact of the restatement adjustments on the Company's U.S. GAAP financial statements, and outlines the measures implemented by the Company in response to the recommendations of the Special Committee. The Company has also disclosed that the United States Attorney for the Southern District of New York, the Securities and Exchange Commission and the Ontario Securities Commission are conducting investigations in connection with the Company's historical stock option granting practices. While it is not possible to predict at this time what action may result from the investigations, the Company anticipates that RIM or certain of its directors or officers may be subject to potential enforcement action, and could be subject to other potential risks and outcomes, which are described in greater detail under the heading "Restatement of Previously Issued Financial Statements" in RIM's MD&A for the three months and six months ended September 1, 2007, and under the heading "Risk Factors – Risks Related to the Company's Stock Option Granting Practices – Matters relating to the Company's internal review of its stock option granting practices, the restatement of the Company's previously filed financial statements as a result of the review, and regulatory investigations or litigation relating to those matters may have a material adverse effect on the Company" in RIM's Annual Information Form for fiscal 2007 (filed as part of RIM's Annual Report on Form 40-F). Copies of such filings may be obtained at www.sedar.com and www.sec.gov. Such actions or outcomes could have a material adverse effect on the Company.

###

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

The RIM and Research In Motion families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited and are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to investigations by securities regulators and the United States Attorney in connection with RIM's historical stock option granting practices. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and future developments, as well as other factors that RIM believes are appropriate in the circumstances. Factors that could cause future events to differ materially from those expressed or implied by the forward-looking statements include the inherent uncertainty of government investigations and litigation, and legal and other developments relating to stock option matters. Readers are cautioned to consider the forward-looking statements in light of these risks and others relating to the investigations that are described in the sections of RIM's securities filings referred to above. These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 23, 2007	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations